As filed with the U.S. Securities and Exchange Commission on October 2, 2014.

Registration No. 333-198355

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CALITHERA BIOSCIENCES, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	27-2366329
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

343 Oyster Point Blvd. Suite 200

South San Francisco, California 94080

(650) 870-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Susan M. Molineaux, Ph.D.

President and Chief Executive Officer

Calithera Biosciences, Inc.

343 Oyster Point Blvd. Suite 200

South San Francisco, California 94080

(650) 870-1000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Barbara A. Kosacz John T. McKenna Danielle E. Naftulin Cooley LLP 3175 Hanover Street Palo Alto, California 94304 (650) 843-5000	Jonathan L. Kravetz Daniel T. Kajunski John T. Rudy Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center Boston, Massachusetts 02111 (617) 542-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☑ (File No. 333-198355)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☑ (Do not check if a smaller reporting company)	Smaller reporting company	☐

This post-effective amendment shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 (this “Amendment”) relates to the Registrant’s Registration Statement on Form S-1 (File No. 333-198355), as amended, declared effective on October 1, 2014 by the Securities and Exchange Commission. The Registrant is filing this Amendment for the sole purpose of replacing Exhibit 5.1 to the Registration Statement. This Amendment does not modify any provision of Part I or Part II of the Registration Statement other than Item 16(a) of Part II as set forth below.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits.

See Exhibit Index immediately following the signature page.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South San Francisco, State of California on the 2nd day of October, 2014.

CALITHERA BIOSCIENCES, INC.

By:	/s/ Susan M. Molineaux
Susan M. Molineaux, Ph.D. President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Susan M. Molineaux Susan M. Molineaux, Ph.D.	President, Chief Executive Officer and Director (Principal Executive Officer)	October 2, 2014

/s/ William D. Waddill William D. Waddill	Senior Vice President, Chief Financial Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)	October 2, 2014

* Ralph E. Christoffersen, Ph.D.	Director	October 2, 2014

* Jonathan Drachman, M.D.	Director	October 2, 2014

* Jean M. George	Director	October 2, 2014

* Deepa R. Pakianathan, Ph.D.	Director	October 2, 2014

*By:	/s/ William D. Waddill
William D. Waddill

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1#	Form of underwriting agreement.

3.1#	Amended and Restated Certificate of Incorporation of Calithera Biosciences, Inc., as presently in effect.

3.2#	Bylaws of Calithera Biosciences, Inc., as presently in effect.

3.3#	Form of Amended and Restated Certificate of Incorporation of Calithera Biosciences, Inc., to be in effect upon the closing of this offering.

3.4#	Form of Amended and Restated Bylaws of Calithera Biosciences, Inc., to be in effect upon the closing of this offering.

4.1#	Form of common stock certificate.

5.1	Opinion of Cooley LLP.

10.1#	Amended and Restated Investor Rights Agreement, dated October 7, 2013, as amended.

10.2+#	2010 Equity Incentive Plan, as amended.

10.3+#	Forms of option agreement and option grant notice for 2010 Equity Incentive Plan.

10.4+#	2014 Equity Incentive Plan.

10.5+#	Forms of option agreement and option grant notice for 2014 Equity Incentive Plan.

10.6+#	2014 Employee Stock Purchase Plan.

10.7+#	Employment Agreement, as amended, dated June 17, 2010, by and between Calithera Biosciences, Inc. and Susan M. Molineaux, Ph.D.

10.8+#	Employment Agreement, dated March 19, 2014, by and between Calithera Biosciences, Inc. and William D. Waddill.

10.9+#	Employment Agreement, dated September 20, 2010, by and between Calithera Biosciences, Inc. and Mark K. Bennett, Ph.D.

10.10+#	Employment Agreement, dated September 20, 2010, by and between Calithera Biosciences, Inc. and Eric B. Sjogren, Ph.D.

10.11+#	Employment Agreement, dated June 13, 2013, by and between Calithera Biosciences, Inc. and Christopher J. Molineaux, Ph.D.

10.12+#	Employment Agreement, dated March 28, 2014, by and between Calithera Biosciences, Inc. and Curtis Hecht.

10.13+#	Form of Indemnity Agreement, by and between Calithera Biosciences, Inc. and each of its directors and executive officers.

10.14#	Lease, by and between Calithera Biosciences, Inc. and ARE-Technology Center SSF, LLC, dated February 14, 2013.

10.15#	First Amendment to Lease, by and between Calithera Biosciences, Inc. and ARE-Technology Center SSF, LLC, dated October 30, 2013.

23.1#	Consent of independent registered public accounting firm.

23.2	Consent of Cooley LLP (included in Exhibit 5.1).

24.1#

Power of attorney (see signature page, on Page II-4, to Registrant’s Registration Statement on Form S-1 (File No. 333-

198355), as amended, declared effective on October 1, 2014 by the Securities and Exchange Commission).

+	Indicates a management contract or compensatory plan.
#	Previously filed.